UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2019
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Appointment and Resignation of Directors

On February 25, 2019, the Board of Directors (“Board”) of Origin Agritech Limited (“Company”) appointed Mr. Fei Wang to the Board, replacing Mr. Aiyang Wang, who has resigned for personal reasons. Ms. Fei Wang has been determined by the Board to be an independent director.

Ms. Fei Wang, 41, currently serves as Global Finance Director of UTStarcom Holdings Corp. (“UTStarcom”), a provider of broadband equipment and solutions, which is listed on NASDAQ. Ms. Wang has served in various financial functions, including Investor Relation Director, since 2011. Prior to UTStarcom, Ms. Wang has had more than seven years financial experience in several publicly listed multinational companies based in the United States. Ms. Wang received her master’s degree in Financial Accountancy from the Rutgers University and her bachelor’s degree in Accounting from City University of New York. Ms. Wang is a member of the American Institute of Certified Public Accountants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: February 26, 2019